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ROBINSON & COLE


Mr. Timothy Geishecker
October 27, 2005
                                                              October 27, 2005

Via EDGAR and Facsimile

Ms. Timothy Geishecker
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re: Ocean West Holding Corporation Preliminary Information Statement first filed July 18, 2005 File No. 000-49971

Dear Mr. Geishecker:

      In connection with the above-referenced matter and on behalf of our client Ocean West Holding Corporation (the "Company"), this is in response to your letter dated October 24, 2005. We will address your comments in the order in which they appear in your letter. Wherever reference is made to the amended Information Statement, it refers to the amended Schedule 14C which we advised you will be filed shortly under a separate cover letter.

General

1. On behalf of OWHC, we are hereby confirming to you that the spin-off of Ocean West Enterprises ("OWE") has not yet occurred. The Information Statement will be revised to reflect that OWE will be spun-off to the OWHC shareholders of record as of May 23, 2005. The Securities Exchange Agreement and Plan of Reorganization, dated as of April 5, 2005 (the "Exchange Agreement") provided that the spin-off was a condition to the completion of the reverse merger (the "Transaction"). Only the then existing shareholders of OWHC and not the new investors were entitled to a dividend of OWE Stock. Therefore, a May 23, 2005 date was chosen prior to the completion of the Transaction on June 6, 2005. Since the Transaction was otherwise completed, we erroneously stated in the preliminary Information Statement that the spin-off had already occurred. While it has been authorized, no shares have been distributed and will not be prior to compliance with the Federal securities laws, as set forth below. It is our belief that the OWE spin-off meets the conditions set forth in Staff Legal Bulletin No. 4 (CF) dated September 16, 1997 (the "Bulletin") and that the shares to be distributed to the shareholders of OWHC need not be registered.

Mr. Timothy Geishecker
October 27, 2005
Page 2

      We believe that OWE, the subsidiary, does not have to register the spin-off under the Securities Act of 1933, as amended (the "Act") for the following reasons in the same order as enumerated in the Bulletin:

      1. The shareholders of OWHC are to receive the shares of OWE for no consideration. It is our opinion that the spin-off will not involve a "sale" as such term is defined under Section 2(3) of the Act because there will be no disposition by OWHC for value and it will not consist of a new investment decision by OWHC shareholders receiving OWE securities. In fact, OWHC shareholders are merely receiving OWE common stock as a dividend. Thus, registration of the spun-off securities is not required under Section 5 of the Act.

            In a series of no-action letters, citing the issues discussed in the Bulletin, the Staff has consistently taken the position that stock distributed in a conventional spin-off transaction, like OWE, absent fraud, is not required to be registered under the Securities Act. See, e.g., WMS Industries, Inc., available February 25, 1997; Tele-Communications, Inc., available November 12, 1996; Consolidated Freighways, Inc., available November 6, 1996; Olin Corp., available October 15, 1996; The Dun & Bradstreet Corp., available October 15, 1996; Interpoint Corp., available September 25, 1996; Host Marriott Corp., available December 19, 1995; Dole Food Company, Inc., available December 8, 1995; ITT Corp., available August 23, 1995; The Promus Companies, Inc., available April 21, 1995; ITT Corp, available February 3, 1994; and Marriott Corp., available March 19, 1993.

      2. The spin-off is pro rata to the parent shareholders of record as of May 23, 2005.

Mr. Timothy Geishecker
October 27, 2005
Page 3

      3. OWHC has and will provide adequate information to its shareholders and the trading markets. Since OWE is not a reporting company, it will provide the Shareholders an Information Statement which discloses the spin-off and the subsidiary. Prior to the completion of the Transaction, the sole business of OWHC was that of OWE. While OWE was not a reporting subsidiary, the sole business of OWHC discussed in OWHC's periodic reports was that of OWE. Thus, the marketplace already has available all of the annual, quarterly and current information intended by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information on the spin-off will be provided in or accompanythe Information Statement. An amended Information Statement will be filed by OWHC which substantially complies with Regulation 14C under the Exchange Act and describes the spin-off and OWE.

            The second-half of the third condition of the Bulletin, is for the subsidiary to register the spin-off securities under the Exchange Act. OWE will need to register under the Exchange Act as OWHC had 1206 shareholders of record as of September 12, 2005. Notwithstanding that requirement, we are of the opinion that the securities of OWE may be deemed to be registered under Section 12(g) pursuant to the exemption provided by Rule 12g-3(a) under the Exchange Act. Specifically, in connection with a succession by a merger, securities of an issuer that are not already registered
            (OWE) are issued to the holders of any class of securities of another issuer (OWHC) that is registered pursuant to Section 12(g), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act (exemptions do not apply). In any event, until such time as the Information Statement is effective and the spin-off securities are distributed they will be held in escrow by OWE's transfer agent or a third party custodian.

      4. The valid business purposes for the spin-off are set forth in the Information Statement under "The Boards' Reasons for Engaging in the Transaction - Ocean West's Reasons for the Merger." Specifically, in the second paragraph under the above heading, OWE concluded that its business was better of as a private company, than as a public company. This analysis revealed that there was virtually no benefit, with tremendous expenses to OWE in being a public company. Furthermore, there was no public market for OWHC stock and no interest in anyone funding OWHC as a public company. Therefore, the management of OWE resigned from all positions with OWHC and will wish to continue to run OWE as a private entity.

Mr. Timothy Geishecker
October 27, 2005
Page 4

            On the other hand, none of the three enumerated purposes which are not valid business purposes apply to OWHC. Specifically, no market was intended to be created in the spun-off securities as a primary purpose of the Transaction was to take OWE private. However, adequate information concerning OWE has been provided to the shareholders of OWHC through the completion of the Transaction and via the definitive Information Statement to be mailed. Notwithstanding the foregoing, as described above, even if OWE is obligated to file a Form 10 Registration Statement under the Exchange Act, there can be no assurance a market will develop in the spin-off securities. Both OWE and OWHC are now operating companies and neither has minimal operations or assets and neither is a development stage blind pool.

      5. OWHC has held the stock of OWE since March 11, 2002, and management believes it has satisfied all of the above conditions so that registration is not required.

2. This comment has been complied with. References to Documents Incorporated by Reference have been deleted from the Information Statement. In its place are references to the documents that accompany the Information Statement.

3. This comment has been complied with. A Summary Term Sheet and Table of Contents has been added.

4. This comment has been complied with. Disclosure has been made that shares held by all pre-Transaction affiliates and their transferees cannot be sold without a registration statement. This discussion lists the affiliates and the number of shares each holds of OWHC. Vertical Capital Partners and Global Asset Management, an affiliate of Vertical, have confirmed to OWHC that their shares issued in connection with the merger bear a restrictive legend and will not be sold except pursuant to a registration statement. No shareholder known to OWHC to be an affiliate at the time of the Transaction has publicly sold any securities of the Company, nor will they be permitted to do so without registration.

Mr. Timothy Geishecker
October 27, 2005
Page 5

5. The audit, nominating and corporate governance and compensation committees will be put in place prior to the end of this year.


                                                    Very truly yours,

                                                    ROBINSON & COLE LLP



                                                    Elliot H. Lutzker


cc:   Darryl Cohen,
      President and Chief Executive Officer